                                               Filed by Broadbase Software, Inc.
                                         pursuant to Rules 165 and 425 under the
                             Securities Act of 1933, as amended and deemed filed
                                               pursuant to Rule 14a-12 under the
                                    Securities Exchange Act of 1934, as amended.

                                      Subject Company:  Broadbase Software, Inc.
                                                   Commission File No. 000-26789


                                Kana Merges with
                                   Broadbase

                           Transforming Relationships
                                 into Business


                            [LOGO OF KANA SOFTWARE]


                                 April 9, 2001


                                  Steve Robins
                         Director of Product Marketing

                                 Kana Software

                                     Vision

Introduction

Today's Announcement

Today, Broadbase Software has agreed to merge with Kana Communications, combining to become Kana Software. This merger brings together two industry leaders to form one of the largest companies in the eRM, Enterprise Relationship Management space, offering the most complete solution for managing effective relationships. The combined company will boast some 1,300 customers concentrated in the Global 2000 as well as a blue chip list of business partners including Accenture, Art Technology Group, Aspect, BEA Systems, BroadVision, CSC, Cisco, Deloitte & Touche, EDS, Hewlett-Packard, IBM, Intershop, KPMG, Nortel Clarify, Perot Systems, and PWC.


Kana Software - eRM for Today's Real Businesses

In contrast to old economy "CRM" vendors, Kana Software is moving beyond traditional CRM solutions. Kana's vision for eRM is to build and maintain profitable business relationships with customers, partners, suppliers, and employees - all of a company's key stakeholders. Engaged at each stakeholder touchpoint - service, marketing, and commerce, eRM helps companies to increase profitability by nurturing long-term business relationships. Relationships that continually engage, satisfy, and delight stakeholders - yielding greater loyalty, increased revenues, more effective use of service and marketing dollars
- and ultimately, higher profitability. Kana is defining eRM - Real business, real problems, real solutions - that lead to real results and real profits.


Leading eRM Solutions

This merger forever changes the landscape of relationship management, bringing together leading eRM solutions - customer-endorsed and with top market share. Among others, these include the Kana eRM Platform (formerly the Kana eBusiness Platform); Kana Response, the industry's most advanced e-mail management solution, Kana Service contact center and cross-channel workflow solution; Broadbase Knowledge Server for employee and customer guided access to key information; Broadbase eMarketing suite, for automated customer interactions; and Broadbase analytics for marketing, commerce and service.

"The days of customer service operating in a stovepipe function - independent of sales, marketing and e-commerce - are nearing an end for all but the slowest adopters of strategy and technology"

                                                       Gartner Group, March 2001

"As firms deploy new touchpoints, integration lags and business goals suffer. A new type of software will centralize customer knowledge, enabling firms to interact seamlessly across all channels"

                                                Forrester Research, October 2000

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

Challenges Today

As companies strive to increase profitability by strengthening relationships, they face a variety of challenges. These include:

 . Meeting increased customer expectations for better quality business relationships to drive loyalty.

 .  Driving down the costs of providing quality service.

 .  Disconnected communication channels.

 .  Un-integrated departmental views of the customer.

 . Declining business process efficiency with customers, partners, and suppliers.

 .  Inability to quickly respond to changing business conditions.

 . Running the business with point and departmental solutions that cannot solve global mission-critical problems.

 . Attempting to adapt CRM solutions to eRM systems - which effectively puts a web interface on systems that cannot scale for the web.

 . Ineffective, untargeted interactions that waste financial and other resources.

 . One-sided relationships that benefit only the company and do not build loyalty.

More than ever, in today's competitive and challenging economy, companies must continually harvest relationships - to maximize the value of each relationship. And they must stay close to their customers - understanding and then quickly responding to customer needs in a changing market. To do all of this, companies need to be able to deploy eRM systems in an incremental fashion that adds up to a cohesive and integrated whole.

Kana Software's eRM solution helps companies to thrive and succeed in this challenging environment by delivering an integrated and robust system that manages all stakeholder interactions, driving down expenses, and increasing revenues.


Enterprise Relationship Management, eRM

What is eRM? eRM or Enterprise Relationship Management, is based on business relationships. The best, longest lasting relationships are mutually beneficial, a win/win for the company and for the customer, partner or employee. Strong relationships are built by both or all parties, not "managed" by one party for their own benefit. Good relationships take into account, and meet the needs of, both parties. And relationships apply to everyone that your company touches - partners, suppliers, employees and customers - the stakeholders that make up your extended enterprise.

Now, if you can actually improve those relationships, you can improve customer and partner loyalty, supplier collaboration, and time to market. You can improve the success rate of marketing and partnership efforts and grow revenue. And you can run your operation more efficiently and reduce costs. Finally, better business relationships help your company to become more profitable.

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

eRM helps companies to build relationships throughout the extended enterprise. Enterprises are abandoning a company-centric approach where only the company's staff are empowered, and relationships with customers, partners and suppliers are only loosely linked. Today, enterprises are shedding non-core functions and relying on partner and supplier expertise to provide these functions, creating an Extended Enterprise business model. In the Extended Enterprise, customers, partners, and suppliers - stakeholders - are vital to the enterprise's success -- which means business relationships become mission-critical. The eRM solution enables enterprises to build relationships in which participants inside and outside the company walls are equally important, equally empowered, and tightly coupled.

eRM Requirements. In order to be successful, an eRM system must encompass the marketing, commerce and service activities of the enterprise. The eRM system must leverage intelligence, must enable global views of information about the stakeholders, must include integrated communication channels, and support multiple methods of interaction that include proactive service, self service, assisted service, virtual assisted service, and an extensible platform. Companies also need to be able to simultaneously unify and extend solutions across marketing, commerce and service through a common platform that provides flexibility, extensibility, scalability, and security. Kana Software enables all of this.


CRM versus eRM

Traditional client-server CRM (customer relationship management) software
solutions have failed to meet the challenges described above.   Why?

 . Internal-only focus. CRM, like ERP (Enterprise Resource Planning), focuses on internal efficiencies using a record-and-report design, but does nothing to help customers, partners, and suppliers be self-sufficient, to actually resolve problems on their own, to participate in the overall business process, or to engage in a personal dialog with the company.

 . Restricted communications. CRM usually relies on costly and time-consuming interaction methods that are often limited to in-person or agent-assisted telephone communication - and does not provide communication choices for 24/7/356 business.

 . Fragmented systems. CRM solutions, based on old client/server technology, typically solve one departmental pain point at a time with isolated applications. Essential stakeholder, interaction, profile, and activity information gathered by different front and back office applications is fragmented, isolated, and inaccessible across departments, resulting in missed marketing interactions, commerce activities, and ROI opportunities; skyrocketing costs through duplicated efforts; and customer dissatisfaction due to inconsistent treatment across business functions and channels.

 . Inflexible architecture. Client/server CRM software is built on a rigid architecture that is incapable of scaling to support large and exponentially increasing numbers of users, cannot incorporate external users in the business process, and cannot adjust easily to changing business conditions.

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

 . Inability to improve operations. Because they lack analytical intelligence, CRM systems cannot promise better customer relationships. These systems lack the ability to understand and then improve marketing, commerce and service interactions through analytics.

CRM and eRM

The graphic consists of a table, as follows:

                                Dimension                       CRM                           eRM
-------------------------------------------------------------------------------------------------------------
Technology
                      ---------------------------------------------------------------------------------------
                        Architecture               Client/Server;                 Web;
                                                   Rigid                          Extensible
                      ---------------------------------------------------------------------------------------
                        Scalability                Limited                        High
                      ---------------------------------------------------------------------------------------
                        Process                    Tracking                       Solving/Interacting
-------------------------------------------------------------------------------------------------------------
Emphasis &              Scope                      Departmental                   Enterprise & beyond
Focus                 ---------------------------------------------------------------------------------------
                        Analysis                   Limited                        Extensive
                      ---------------------------------------------------------------------------------------
                        People                     Internal/Employees             Employees
                                                                                  Customers
                                                                                  Partners
                                                                                  Suppliers
                      ---------------------------------------------------------------------------------------
                        Financial                  Reduced                        Increased
                                                   Expenses                       Revenues
-------------------------------------------------------------------------------------------------------------
                        Examples                   Siebel                         Kana
                                                   Peoplesoft Vantive
-------------------------------------------------------------------------------------------------------------


The following chart contrasts the differences between CRM and eRM. CRM covers only internally facing employee applications while eRM embraces and improves interaction and relationships throughout the extended enterprise.

ERM Serves the Entire Extended Enterprise

The graphic consists of four circles across the page, each one intersecting the circles on either side, in three venn diagrams. Each circle is labeled, moving from left to right as follows: Suppliers; Back Office--Manufacturing, Finance, Engineering; Front Office--Sales, Support/Service, Marketing; Customers. Superimposed over all four circles are the words "Extended Enterprise." Over the intersection of the first two circles is the word "buy." Over the intersection of the second pair of circles are the words "Make/Add Value." Over the intersection of the third pair of circles are the words "Market/Sell/Service." Under the second circle are the words "ERP Transaction systems." Under the third circle are the words "SFA Trouble tracking (CRM)."

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

Kana Software: Defining the Next Generation of Relationships

Kana Software empowers organizations with a single, global view of customers, partners, suppliers and employees to provide insight and immediate action across every touch point. By managing each customer interaction with one integrated, extensible eRM platform, Kana Software will enable companies to deploy a solution where customer insight and operational action become one - changing the landscape of the market permanently.

Kana Software's vision for eRM is to build and maintain profitable business relationships with all of a company's key stakeholders. Engaged at each customer touchpoint - with intelligent service, marketing, and commerce, eRM helps companies to increase profitability by nurturing long-term business relationships - yielding greater loyalty, increased revenues, more effective use of service and marketing dollars - and ultimately, greater profitability.

Kana Software's solution spans across marketing commerce and service - the three pillars of eRM. In this way, companies can base all of these activities on an integrated view of the business - enabling better interactions, a continuous dialog with customers, and much more. Further, the Kana Software solution is based on multiple solution layers that include:

 . A Common Data Integration Layer that stores all information about stakeholders, enabling interactions that span multiple communication channels, comprehensive analysis across all activities and the ability to deliver relevant, context-sensitive information to all stakeholders.

 . Analytic Layer that enables companies to more fully understand the extended enterprise including stakeholders - customers, partners and employees - and operations. These action driven analytics drive more effective interactions.

 . eRM Platform Layer leverages a single set of business rules and a universal workflow throughout the enterprise. Companies today are challenged because they often run separate systems each with their own business rules, separate administration and reporting - making them increasingly difficult if not impossible to manage. Kana Software solves this problem by unifying all of this information onto a single robust platform.

 . eRM Application Layer provides leading edge packaged eRM applications for commerce, marketing and service - including marketing automation, contact center apps, e-mail response, live collaboration, self service, personalization and commerce and more. These applications leverage the best practices and experience of hundreds of customers, enabling solutions that are at once flexible, powerful and rapid to deploy.

Complete eRM System
Kana Solution Architecture

The graphic consists of five rows, with each row representing a layer. The first row represents the Communication Layer, which consists of: E-Mail, Phone, Web, Chat, VoIP and Wireless. The next row represents the Application Layer, which consists of Service and Sales & Marketing. Under Service, there are the following: Agent Portal; Case Manager; Self-Service Knowledge; Assisted-Service Knowledge; E-Mail Response; and Live Collaboration. Under Sales & Marketing, there are the following: Portal; Marketing Automation; and Personalization/Recommendation Engine. The third row represents the ERM Platform, which consists of Customer Profiles; Application Extensions; Workflow Engine; Real-time Optimization; Knowledge; Accounts; Application Extensions; Campaign Management; Events; Contacts; Content; and Data Objects, all over XML Messaging. The fourth row represents the Analytic Layer, which consists of Service, Sales and Marketing. The fifth row represents the Data Integration Layer, which consists of ETL, Deduplication, Data Mining, ROLAP Engine, Analytics Server and Analytical Data mart, all over Analytic and Operational Adapters.

Kana Software - Applications and Modules

Kana Software provides a complete solution including:

 . Contact center - case management - a complete solution for managing contact center activities. Provides case management capabilities, and extranet workflow for complete, high-quality service at lower cost.

 .  CTI Conduits - enables integration to CTI systems.

 . Customer Portal - Personalized web page that provides a customer-centric, user-controlled view of the world and the company in particular.

 . Agent Portal - Common desktop that enables agents to view all customer interactions across all communication channels, enabling effective and continuous dialogs.

 . Self service access to knowledge base - Using our Expert Reasoning(TM) methodology, Self Service interactively guides end users by narrowing down options until it pinpoints the right answers within a knowledge base of proven advice.

 . Agent assisted knowledge base access - enables agents of any skill level to quickly locate the information they need to assist customers.

 . E-mail response - assisted service with fast, intelligent, automated e-mail, Web, and instant messaging request management. E-mail response delivers a high performance, inbound response management solution for efficiently managing e-mail, Web, and I-Mail interactions.

 . Live collaboration, text chat and VoIP - allows real time live interaction over the Internet, letting customers and agents converse via chat using a second phone line, voice over IP, or instant messaging.

 . Outbound e-mail- Deliver high-volume targeted, personalized electronic direct marketing campaigns to increase the lifetime value of customers.

 . Marketing automation - automate the planning, management and execution of strategic marketing programs such as customer acquisition, cross-sell, up-sell, and customer retention campaigns. Deliver continuously executing, multi-step, multi-offer campaigns delivered via e-mail, fax, web, direct mail or call center.

 . Real-time web personalization - analytic and real-time recommendation application that helps e-businesses interact more effectively with customers over their web site.

 . Business Analytics - enable companies to leverage the powerful information locked away in legacy transaction systems and provide a complete view of customer, partner, supplier and employee interactions.


Kana Software Spans All Relationships

The graphic consists of a graph. Along the vertical axis are: Marketing, Communications, Customer Service and Sales. Along the horizontal axis are Internal (Employee), Partner and External (Customer). Across the top of the graph is an ellipse labeled "Knowledge/Analytic Infrastructure." Under that is another ellipse labeled "Communications/Interactions." Under that are four circles: the left one is labeled "CRM." There are two on the left, one over the other. The top one is labeled "E-Service." The bottom one is labeled "E-Sales." The circle in the middle is labeled "PRM."


The graphic is the same as the graphic described above, with the addition of the Kana logo superimposed over the graph.


The Kana Software Advantage

Kana Software is changing the way that enterprises interact with customers, the way they build relationships, and the way they run their businesses. We help companies to drive costs down, increase revenues in a cost-effective manner, and to ultimately drive greater profit growth. Kana enables companies to increase the effectiveness of all interactions and relationships through intelligence - an understanding of the business and all its stakeholders. We enable a continuous, meaningful dialog between the company and its stakeholders - consistent, personal and timely across all communication channels. We enable the most comprehensive view of the business - a single view that encompasses all interactions of partners, customers and employees. We deliver a solution that enables effective communication throughout the extended enterprise - for partners, suppliers, customers, employees - virtually anyone that touches your company. And finally we

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help companies to achieve outstanding ROI by enabling revenue growth, greater scalability, enhanced employee productivity, and cost avoidance. Let's examine each point in turn.

Kana Software increases the effectiveness of interactions and relationships through intelligence, which is composed of analytics and knowledge. One of the biggest challenges that companies face today is ineffective customer interactions that drive down revenues and profits - resulting from under trained customer service agents, information that is too complex to locate, disparate information, poorly targeted marketing campaigns, and more.

For that reason, Kana Software enables companies to leverage the two components of intelligence - analytics and knowledge. Business Analytics help companies to analyze and better understand their customers and their service operations. In this way, companies can drive more personalized, context sensitive and relevant communications based on complete knowledge of the customer, partner or employee. Further, these action-oriented analytics drive more targeted, more effective interactions that build stronger, longer lasting, profitable business relationships.

And knowledge - stored in Kana Software's powerful yet easy to use knowledge base - enables each interaction to be as if it was with your company's best employees. The Kana knowledge base guides customers, employees, partners and customer service agents through the same process that your best agent would use
- while adjusting to the needs of the user. In this way, each CSR can be as effective as your best. And each customer or partner can have the same experience that they would have if they were talking to the best CSR.

Continuous, personalized dialog that engages stakeholders in an ongoing, continuous, seamless discussion that builds lasting, profitable relationships. Kana Software enables a continuous dialog, an integrated business experience that spans service, marketing, and commerce, and extends outside the enterprise to incorporate customers, partners, and suppliers in collaborative business processes. Kana Software's solution integrates all of the communication channels and interaction methods, as well as business processes to manage the entire customer lifecycle -- from helping customers, partners, and suppliers to find the right product, service, and information - managing complex service requests to marketing to those customers.

For customers, partners, and suppliers, the continuous dialog means they can conduct business activities without needing to know whether the activity is the responsibility of the marketing, commerce, or service department. And the continuous dialog enables customers, partners, and suppliers to fully participate in business processes, creating collaborative relationships that yield greater customer satisfaction and loyalty.

By integrating and sharing information and processes across departments, the enterprise can deliver precisely targeted marketing campaigns, increase up-sell and cross-sell opportunities, and ensure consistent and personalized treatment for every customer,

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partner, and supplier. In addition, the enterprise increases efficiency and lowers service costs by automating and extending business processes across and outside the organization.

Kana Software enables a global view of customers, partners and employees - across all interactions. Imagine a service interaction triggering a more effective marketing interaction. Imagine having 100% visibility into all operations and all stakeholders - and being able to use that information to drive better interactions. Well, Kana Software's global view enables just that.

Kana Software provides a unique global view that consolidates all information about stakeholders, their interactions, and activities into a virtual "centralized" repository for realtime use - as well as a historical analytical system. Information captured in eRM applications and other enterprise information sources can become part of the global view. Personalized Web portals deliver this global view with the right information at the right time. For customers, partners, and suppliers, the global view facilitates business collaboration, provides relevant information, and allows control over business interactions. And for the enterprise, the global view provides insight into every business relationship across departmental functions and communication channels so that any employee can deliver relevant offers and provide consistent
service.   At the same time, because customers can resolve business issues without assistance, the cost for building business relationships is lower.

Kana Software enables effective interactions throughout the extended enterprise. As interactions spread from internal-only to interactions throughout the extended enterprise - and encompassing partners, customers and employees, companies must migrate to ultra-scalable, always on systems. Global 2000 companies today demand the reliability of a platform and the scalability of web based systems. Kana Software delivers both.

The foundation of the Kana Software eRM suite is the Kana eRM Platform, formerly the Kana eBusiness Platform. This platform delivers a standards-based Web architecture for information, process, and application integration so that the enterprise can integrate information and processes across marketing, commerce, and service. Kana supports EJB/J2EE(TM), XML and a Java client for maximum scalability, flexibility and rapid time to deployment and ROI. It delivers GUI-based tools to build business applications that model the enterprise's policies and procedures; as well as shared components for rapid adaptation to business growth and change.

The enterprise can speed its time to market and improve its ability to respond to business change using the foundation's shared, reusable components that facilitate rapid application development and deployment. The enterprise benefits from industry-standard, open technologies that integrate information and processes spread across the organization. The enterprises can integrate existing databases, legacy applications, and systems to create a virtual "centralized" information repository so that the organization

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can more effectively market, sell, and service its products and services. And the enterprise can take advantage of the Web architecture's scalability and flexibility for quick response to rapid growth.

Kana Software delivers proven ROI. Global 2000 companies use our software to increase employee productivity, avoid costs, build more effective interactions that drive revenue, ensure greater, more cost-effective business scalability and more. Examples:

 . Productivity. Kana Software Solutions helped Alta Vista to double CSR productivity at the same time reducing CSR headcount by 20% even as the business expanded and user traffic increased.

 . Cost Avoidance. Kana Software solutions enable Verizon to avoid some $6 million in service costs per year through our self service systems.

 . Scalability. Kana Software solutions have enabled Cisco Systems to increase the number of simultaneous marketing campaigns from 150 to 500 - increasing effectiveness without increasing staff.

 . Revenue Growth. Kana Software solutions have helped the international arm of Hewlett-Packard to increase reseller and partner revenue by 250% and reduce channel switching by 100%

 . Profitability. Kana Software solutions have helped ditech.com, the online direct mortgage subsidiary of General Motors, to earn $1.2 million in profit on their first marketing campaign - even as they decreased campaign planning and design to 1-day cycle time.

 .  Rapid Time to ROI.  Kana Software solutions have helped Bertelsmann Services
   Inc. to customer agents to respond to 90% of all inquiries within 4 hours, increasing customer satisfaction. Based on increased CSR efficiency, the system paid for itself within 3 months.


Conclusion

Kana Software enables a new breed of business relationship management based on a deep understanding of all aspects of the enterprise, the extended enterprise and the stakeholders that make up both - customers, partners, suppliers, and employees. We have brought together some of the industry's most powerful applications to enable companies to seamlessly interact with stakeholders - continuously in a personalized, relevant manner that builds lasting profitable relationships.


           Kana Software.  Transforming relationships into business.

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Additional Information and Where to Find It

Kana Communications plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Broadbase Software expects to mail a Proxy Statement/Prospectus to stockholders of Broadbase Software containing information about the merger. Investors and security holders of Broadbase Software are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/ Prospectus will contain important information about Kana Communications, Broadbase Software, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also obtained from Broadbase Software by directing a request through the Investor Relations portion of Broadbase Software's site Investor Relations Department, 500 Broadway, Redwood City, CA 94063.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Kana Communications and Broadbase Software file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Kana Communications and Broadbase Software at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois.
Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Kana Communications' and Broadbase Software's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.


Interests of Certain Persons in the Merger

The directors and executive officers of Kana Communications and Broadbase Software have interests in the merger, some of which may differ from, or may be in addition to, those of Broadbase Software's stockholders generally. A description of the interests that Kana Communications and Broadbase Software's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.


Solicitation of Proxies

Kana Communications, its directors, executive officers and certain other members of its management and employees may be soliciting proxies from Kana stockholders in favor of the merger. The directors and officers of BroadBase Software may be deemed to be participants in Broadbase solicitation of proxies. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when it is filed with the Securities and Exchange Commission.

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